

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Daniel Widmaier
Chief Executive Officer
Bolt Projects Holdings, Inc.
2261 Market Street, Suite 5447
San Francisco, CA 94114

      Re: Bolt Projects Holdings, Inc.
          Registration Statement on Form S-1
          Filed September 9, 2024
          File No. 333-282014

Dear Daniel Widmaier:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Drew Capurro, Esq.